Exhibit 99.1

Shopify Merchants Set New Black Friday Cyber Monday Record with $7.5 Billion in Sales

Internet, Everywhere - November 29, 2022 - Shopify Inc (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced today a record-setting Black Friday Cyber Monday weekend, with sales of $7.5 billion* from independent businesses worldwide. That’s a 19% increase in sales from the $6.3 billion during Shopify’s Black Friday Cyber Monday weekend in 2021 (21% on a constant currency basis).

Consumers are approaching this holiday shopping season with intentionality. They’re seeking out good deals from their favorite brands. Shopify’s recent survey of more than 24,000 consumers around the world revealed that three in four (76%) were seeking higher-quality products that will last, and the majority (84%) planned to compare prices for the best discounts before making a purchase during Black Friday Cyber Monday Weekend**.

More than 52 million consumers globally purchased from brands powered by Shopify this year, an 18% increase from 2021. Black Friday Cyber Monday weekend is the highest volume shopping event of the year for Shopify merchants. And, while not a proxy for the full holiday season, it is a moment that showcases the power and impact independent businesses have around the globe.

“This year, Black Friday Cyber Monday showed us once again that consumers are voting with their wallets to support the independent brands they love,” said Harley Finkelstein, President of Shopify. “We saw record level shopping happening across all channels this weekend, proving businesses that meet their customers where they are, whether that’s online or in-person, will earn their loyalty in return.”

2022 Black Friday Cyber Monday (BFCM) Global Highlights

●Black Friday saw the highest shopping volume moment during the weekend, with peak sales of more than $3.5 million per minute at 12:01 PM EST on November 25.
●52 million consumers worldwide purchased from independent brands powered by Shopify, an 18% increase from 2021.
●Shoppers’ spend climbed across many countries, with consumers globally spending $102.10 per order on average throughout the weekend (or $104.80 on a constant currency basis) compared to the global average of $100.70 we shared last year***.
●The top-selling cities shoppers made purchases from include London, New York, and Los Angeles. The United States, United Kingdom, and Canada were among the top-selling countries worldwide.
●Top product categories: Apparel & accessories, followed by health & beauty, and home & garden
●Black Friday Cyber Monday proved once again to be driven by online sales, with 73% of sales made on mobile devices and 27% on desktop.

●Cross-border orders represent 15% of all global orders and the most popular cross-border routes include Canada-United States, United States-Canada, and United Kingdom-United States.
●56,000+ tonnes of carbon removal funded to counteract emissions from the delivery of every order placed on Shopify’s platform during Black Friday Cyber Monday weekend.

Climate-conscious shoppers are increasingly searching for brands with sustainable practices, such as carbon-neutral shipping**. For the third year in a row, Shopify is purchasing enough carbon removal to counteract the carbon emissions from shipping every order on our platform this Black Friday Cyber Monday weekend. This has resulted in Shopify funding 56,000+ tonnes of carbon removal. You can read more about our efforts here.

About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to commerce trends. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

*All of Shopify’s 2022 Black Friday Cyber Monday data is based on sales by Shopify merchants across the world from November 24th 11:00 UTC to November 29th 08:00 UTC.
**Online survey conducted by Sapio Research, on behalf of Shopify, from 24,009 consumers and 9,012 businesses with fewer than 1,000 employees across the U.K., France, Germany, Spain, Italy, Netherlands, Sweden, Australia, New Zealand, Japan, the U.S., and Canada. The survey took place between September and October 2022.
***https://news.shopify.com/shopify-merchants-understood-the-assignment-smashing-black-friday--cyber-monday-records-with-63-billion-in-sales-stqi3q
All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All financial figures are in USD.
CONTACT:
INVESTORS:
Amy Feng

Director, Investor Relations
IR@shopify.com

MEDIA:
Stephanie Ross
Communications Lead
press@shopify.com